EXHIBIT 99.1

Re: Update on Eurocom’s Credtiors’ Meetings / Court Decisions

Ramat Gan, Israel – January 31, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

Following previous reports of Eurocom Communications Ltd. (“Eurocom”) regarding the process of approving an arrangement pursuant to Section 350 of the Israeli Companies Law, 1999,  (in the matter of the private companies of the Eurocom Group) including the creditors’ meetings held on this issue and the various proposals for the arrangement that were filed in the matter of the private companies of the Eurocom Group, Eurocom gave the Company the following update:

1. On January 31, 2018, a hearing was held in the Tel Aviv District Court (the “Court”) concerning, among else, an application to receivership and realization of liens registered in favor of Mizrahi-Tefahot Bank Ltd. and other lenders (the “Bank”), including shares of Space-Communication Ltd. held by Eurocom Group companies (by virtue of a financing agreement between the Bank and Eurocom Real Estate Ltd., of the Eurocom Group). The hearing itself isn’t related to the Company.

2. As part of this discussion, the investor, of the Saidoff  group, who presented the original arrangement submitted to the Court for approval (as detailed in the previous reports), submitted an improved outline  (without material changes with respect to the legal framework as was previously described), with defined timetables, that would serve as an updated basis for the arrangement of the private companies of the Eurocom Group.

The representatives of Eurocom’s three major creditor banks confirmed that this proposal will be submitted to the approval of the authorized governance bodies of each bank in order to consider the proposal and make a decision regarding the final arrangement that will be proposed. The Court ruled that there is a reasonable likelihood of approving the proposed arrangement, which includes, among else, a proposal for full repayment of the debt to the Bank in a short time period.

3. At the same time, the Court ruled that an extension should be allowed for reaching a creditors’ arrangement in the matter of the private companies of the Eurocom Group by April 22, 2018 (without referring to the aforementioned Saidoff  proposal or any other potential proposal).

It is hereby clarified again that this entire discussion is at the level of only the private companies in the Eurocom Group.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.